# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INVE Technologies, Inc., CIK 0001036044
CUSIP: 45170X205
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1900-B CARNEGIE AVE., SANTA ANA, California (CA), 92705
Date of event which requires filing of this statement: 11/04/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-25-000830
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,175,000; shared voting power 0; sole dispositive power 1,175,000; shared dispositive power 0; aggregate amount beneficially owned 1,175,000 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: INVE Technologies, Inc.
Address of issuer's principal executive offices: 1900-B CARNEGIE AVE., SANTA ANA, California (CA), 92705

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,175,000 Shares directly owned by Mr. Radoff is approximately $3,648,388, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 23,859,585 Shares outstanding as of October 19, 2026, which is the total number of Shares outstanding as disclosed in Exhibit (a)(1)(A) attached to the Issuer's tender offer statement on Schedule TO-I filed with the Securities and Exchange Commission on October 21, 2026.

As of the date hereof, Mr. Radoff directly beneficially owned 1,175,000 Shares, constituting approximately 4.9% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Person since the filing of Amendment No. 4 to the Schedule 13D are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of November 5, 2026, the Reporting Person ceased to beneficially own more than 5% of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

2 - Transactions in Securities.

## Signatures
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (11/05/2026)